Exhibit 99.6

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

May 12, 2025

VIA SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Authorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Government of Prince Edward Island
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office
The Toronto Stock Exchange

Denison Mines Corp. - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Denison Mines Corp. (the “Corporation”) held on May 12, 2025.

Election of Directors

The eight nominees set forth in the Corporation’s Management Information Circular dated March 28, 2025 (the “Circular”) were elected as directors of the Corporation by a majority of votes cast by proxy or in person at the Meeting. If a ballot had been taken, based upon the scrutineer’s report on those in attendance or voting by proxy, the voting results would have been as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Jennifer Traub	367,438,770	94.99%	19,399,921	5.01%
David Cates	366,920,809	94.85%	19,917,881	5.15%
Jinsu Baik	384,502,960	99.40%	2,335,731	0.60%
Wes Carson	366,457,344	94.73%	20,381,346	5.27%
Ken Hartwick	384,596,396	99.42%	2,242,294	0.58%
David Neuburger	379,319,168	98.06%	7,519,522	1.94%
Laurie Sterritt	378,238,679	97.78%	8,600,011	2.22%
Patricia Volker	379,592,941	98.13%	7,245,749	1.87%

Re-appointment of Auditors

By majority vote cast by proxy or in person at the Meeting, KPMG LLP was re-appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until its successor is appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditor. If a ballot had been taken, based upon the scrutineer’s report on those in attendance or voting by proxy, the voting results on the appointment of the auditors would have been as follows:

Votes For	% For	Votes Withheld	% Withheld
474,858,080	99.02%	4,681,289	0.98%

Approval of Board Size Discretion

By majority vote cast by proxy or in person at the Meeting, by special resolution (requiring approval by not less than two-thirds (66 2/3%) of the votes cast by the Shareholders present at the Meeting), the authorization for the Board of Directors to set the number of directors from time to time within the minimum and maximum number of directors set forth in the articles of the Corporation, in accordance with Section 125(3) of the Business Corporations Act (Ontario) was approved. If a ballot had been taken, based upon the scrutineer’s report on those in attendance or voting by proxy, the voting results on the resolution would have been as follows:

Votes For	% For	Votes Against	% Against
470,858,309	98.19%	8,681,062	1.81%

Approval of Amended & Restated Share Unit Plan

By majority vote cast by proxy or in person at the Meeting, the adoption of the Company’s Amended & Restated Share Unit Plan, as further described in the Circular, including the issuance of up to 21,000,000 shares of the Company on settlement of Share Units granted thereunder, was ratified and confirmed. If a ballot had been taken, based upon the scrutineer’s report on those in attendance or voting by proxy, the voting results on the resolution would have been as follows:

Votes For	% For	Votes Against	% Against
382,068,050	98.77%	4,770,639	1.23%

Advisory Vote on Executive Compensation

By majority vote cast by proxy or in person at the Meeting, a non-binding advisory resolution accepting the Corporation’s approach to executive compensation was approved. If a ballot had been taken, based upon the scrutineer’s report on those in attendance or voting by proxy, the voting results on the resolution would have been as follows:

Votes For	% For	Votes Against	% Against
375,862,099	97.16%	10,976,591	2.84%

DENISON MINES CORP.

By:	(signed) “Amanda Willett”
Amanda Willett
VP Legal & Corporate Secretary